Filed by Concord EFS, Inc.

Subject Company – Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain the joint proxy statement/prospectus and other relevant documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data are available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord are available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 as filed on August 11, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

A replay of the following conference call will be available by telephone or by webcast beginning on October 24, 2003 and continuing through October 31, 2003 and November 7, 2003, respectively.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL

HOSTED BY CONCORD EFS, INC. ON THURSDAY, OCTOBER 23, 2003

Kathy Wilson, Executive Assistant to Concord CEO

Audio and slides for this morning’s presentation are available on our website at www.concordefs.com. The slides will be available on our website along with an archived recording of today’s call for two weeks from today, beginning tomorrow morning. During today’s call, we will provide alternative views of our earnings results that do not conform to generally accepted accounting principles, because we believe that these alternative views will enhance the understanding of our company’s performance. We have provided schedules that reconcile these non-GAAP views with our reported results at the end of the slide presentation and in the investor section of our website.

We’d like to advise you that today’s call will contain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “ believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Our actual performance could differ materially from those expressed or implied in the forward-looking statements. We invite you to see the cautionary statements included as exhibit 99.1 to our quarterly report on Form 10-Q for the quarter ended June 30, 2003 as filed on August 11, 2003 for a more detailed discussion of certain factors that could cause our actual results to differ materially from those included in the forward-looking statements.

First Data has filed with the Securities and Exchange Commission a joint proxy statement prospectus, concerning the planned merger of Concord with a subsidiary of First Data. We urge investors to read the joint proxy statement prospectus and any other relevant documents filed with the SEC, because they contain important information. Investors may obtain the documents free of charge at the SEC’s website www.sec.gov. In addition, documents filed with the SEC by Concord are available free of charge from Concord Investor Relations and documents filed with the SEC by First Data are available free of charge from First Data Investor Relations. And now, it is my pleasure to introduce Dan Palmer, Co-Chief Executive Officer.

Dan Palmer, Co-Chief Executive Officer and Director

Thanks Kathy and good morning everyone. This was a good quarter with progress in many areas that produced improvements in both revenue growth and operating cost. We are proud of the results, and we are especially proud of our employees that made it possible. Despite the pending merger, Concord employees have stayed focused on delivering high quality customer service and continue to sell successfully in a highly competitive marketplace, and they’ve helped made excellent progress in controlling costs. So, we want to say thanks to our 2600 employees, that you’ve done a great job under the circumstances.

We said in July that we planned to be active in our stock buyback in Q3 and we were, we bought back 21.8 million shares during Q3 at an aggregate cost of $306.3 million. Since the repurchase plan was initiated in August last year, we spent the full $700 million approved by our board, and retired 48.6 million shares.

Regarding the proposed merger with First Data, we are pleased with the progress on the integration planning with First Data, which has been a very disciplined and collaborative process. We are looking forward to the shareholder meeting on October 28, in Memphis, and the closing by the end of the year.

Let’s turn now to Q3. Bond Isaacson, Ed Haslam, and Ed Labry will take us through the business and financial highlights, and then we will open it up for questions. Thanks, go ahead Bond.

Bond Isaacson, Co-CEO, Director

Thanks Dan and good morning everyone. I want to reiterate what Dan said about the quarter and about our employees. It was a good solid quarter and we are proud of the progress we made on many fronts. If you turn to slide 3, you can follow along with the financial highlights. Revenue was up 14% for the quarter on 15% transaction growth. Our GAAP earnings include $9.5 million of merger and acquisition costs in Q3 2003, and $11 million favorable adjustments of litigation settlements in Q3 2002. So results reflect an unfavorable comparison of approximately $20 million between Q3 of ’03 and Q3 of ’02. The result is that operating income and net income were down slightly on a GAAP basis year-over-year for the quarter, and diluted earnings per share was up 6%, helped by our stock buyback in Q3 of this year.

Year-to-date, revenue was up 18% on transaction growth of 18%, and on a GAAP basis, operating income was up 27%, net income was up 21%, and diluted earnings per share was up 30%. These results include $17.4 million in merger and acquisition charges year-to-date 2003, as compared with $86.3 million in acquisition, restructuring, and write-off charges, and litigation settlement charges year-to-date 2002. So charges were significantly lower in ’03.

If you turn to slide 4, this provides a pro forma view of our Q3 earnings growth, excluding merger and acquisition costs and the litigation settlement adjustment. We think this view is useful for understanding the company’s performance because it excludes certain items that we believe are not indicative of operating trends. Merger and acquisition costs are assumed to be non-tax deductible for this pro forma presentation. Pro forma operating income grew at 14% with pro forma net income up 17%, and pro forma diluted earnings per share up 27%.

Favorable factors in Q3 included good progress on working through our backlog of new merchant locations and good progress on cost control and profit improvement initiatives, especially in Payment Services. Year-over-year growth in cost of operations, excluding interchange, was kept to its lowest level since Q1 of 2002. Selling, general, and administrative costs declined as a percentage of revenue for the third quarter in a row. We also realized a gain of $7.6 million on the sale of third-party securities, which was held for investments that were liquidated in response to market conditions and also in anticipation of the additional stock repurchase.

Unfavorable factors included the unplanned merger expenses related to the proposed First Data merger. We currently expect that merger and acquisition expenses related to the merger with First Data will be in the $20 million to $23 million range for the full year, excluding the investment banking fees.

Turn to slide 5 for this year’s year-to-date transaction growth by type. Overall, total transactions were up 18% year-to-date. Payment Services transactions were up 27% year-to-date, with acquired credit and signature debit transactions up 24%. Acquired PIN-debit transactions were up 27%, and electronic benefits transfer transactions up 33%. In Network Services, transactions were up 12% year-to-date with STAR PIN-debit up 18%, and ATM and all other transactions up 6%. PIN-debit transaction growth reflects a turbulent marketplace, and shifting routing practices due to intensifying competition from VISA, Pulse, MasterCard’s Maestro Networks, and other regional PIN-debit networks. Overall though, it’s useful to keep in mind that the vast number of check and cash transactions in the United States represent tremendous growth potential for PIN-debit, which is still the best, most secure, and lowest cost payment alternative. Now Ed Haslam will you go through some of the details of this quarter’s results.

Ed Halsam, Chief Financial Officer

Thanks Bond. On slide 6, you will see the segment revenue detail for Q3. Reported Payment Services revenue was where we expected it would be, up 17% to $419.3 million in Q3 ’03. Included in this number is $268.6 million in interchange fees, which are up 22% versus last year due to transaction growth. If we exclude these fees from Payment Services revenue for both quarters, Payment Services revenue increased 9%, reflecting transaction increases from high volume/low margin retailers. Network Services revenue grew 9% in Q3 to $169.2 million, which is an improvement in growth over prior quarters this year, and in fact, is the best year-over-year growth rate since Q3 2002.

If you look at slide 7, you will see year-over-year margin comparisons for Q3. Gross margin growth was flat in Q3, an improvement over the margin decline that we saw in Q2. Gross margin also improved sequentially from 26.08% in Q2 to 28.3% in Q3. SG&A as a percentage of revenue declined 27 basis points on a year-over-year basis, representing the third quarter in a row that relative SG&A has declined on a year-over-year basis. SG&A as a percentage of revenue also declined sequentially from 6.04% in Q2 to 5.80% in Q3. Operating and net income margins were down 380 basis points and 261 basis points, respectively, due to the increase in merger and acquisition charges noted earlier.

Slide 8 provides a pro forma view of gross margin, net of interchange, on a sequential quarter and year-over-year quarter basis. We have excluded interchange to provide a view of our margin trends that is more comparable to our peers. In this pro forma view, gross margin increased sequentially between Q2 and Q3 by 310 basis points, and increased by 204 basis points year-over-year to 52.07% in Q3 2003.

Slide 9 continues the margin analysis for year-to-date. Gross margin was a solid 27.27%, down 385 basis points due to the addition of higher ticket merchants with higher interchange rate. SG&A is down 22 basis points year-to-date. Operating margin and net income margin are up 138 basis points and 41 basis points, respectively, as a result of the decrease in acquisition, restructuring, and write-off charges and litigation settlement charges noted earlier.

A note on the tax rate. We’ve adjusted the tax rate to 34% for the remainder of the year, to arrive at an average tax rate of 34.5%, which more closely reflects the effective annual tax rate that we now expect. And now, I’ll turn it over to Ed Labry who will talk about metrics and Q4 initiatives.

Edward Labry, President and Director

Thank you Ed. I just want to reiterate to our employees, a great job on the quarter. Excluding our one-time items, it boils down to a quarter that had net income of, up 17%, diluted earnings per share up 27%, and as Ed Haslam just said, margins year-over-year up over 200 basis points, so congratulations group.

If you go to the key metrics slide and you look at Payment Services, excerpts in the press release, you see 27% year-over-year growth, 23% quarter-over-quarter growth, which we think exceeds the industry by far. We have some great wins and implementations in the quarter including Family Dollar and Shell Oil. We’ve always considered the QSR industry to be a new frontier. We continue to do very well on that front, adding 2700 locations during the quarter with significant wins and rollouts including Boston Chicken, an accelerated rollout of McDonald’s, Subway and Chick-Fil-A, which brings our total QSR locations up to about 20,300, and almost 450,000 merchants in total. If you look on the Network Services side, I think this is the, you are seeing good year-over-year growth now in Network side, and also, up sequential growth from Q2, as we anticipated. I think, if you would start looking as we attract merchant contracts or new bank contracts, excuse me, and new processing contracts, we had one of our best quarters, adding approximately 50 new financial institutions to the STAR network with 290 cross sales into new processing contracts.

If you look at the ATMs processed, it’s down slightly due to some consolidation in competition in the ATM, the point-of-sales market. On all fronts, number of locations where STAR is accepted on ATM and point-of-sales increased to 1.257 million locations where you can use your STAR card. Cards remain very strong at 132 million cards in the network and over 6100 financial institutions participating in the network.

I think as you look at our key initiatives, first and foremost is to complete the merger with First Data. As Dan said, there has been a comprehensive integration plan, so we are looking forward to being able to implement that plan once we get closed. But of course, we continue to look at new business developments and our sales initiatives for the company. It really benefits the consumers, retail merchants, and financial institutions with our products. And of course, as we have really collectively done as a company over the last 4 or 5 months, to continue to improve our operating efficiencies as Concord, as we continue to go forward.

I think before I open it up for question and answer, I think this could potentially be our last earnings call and I’d hate to forget to mention the fact that we believe that this has been a great, successful publicly traded company for the last 19 years. I would like to thank, definitely, the work of analysts over the years, and, of course, our shareholders, the work that Ed Winnick’s done over the last couple of years with our analysts and shareholders. The finance team, which is led by Ed Haslam and Mitch Friedman and all the people working on that. But I think, most importantly, this has been a collective group effort by everyone, and even in the environment we’ve been in, from April when the merger was announced, on the sales front and operation front, everybody has been tremendously dedicated and loyal to the company and I want to say thank you for that. I think we’ve had some great milestones in the company led by Dan’s vision early on and having faith in a young guy to come in here and do some things, focus on the supermarket industry, the oil and gas industry. Definitely appreciate Richard Garman and all the EPS team having the faith in Concord as a vision to go forward, definitely appreciate the work that Ron Congemi and Miles Kilburn had done on building the franchise at STAR and being part of the Concord team and then as we go forward I thank Charlie Fote for seeing the vision of Concord and what we are trying to create. So we are excited about merging with First Data Corporation and we think we deliver a great group of people and a great franchise as we go forward. And so, with that Christine, I’ll open it up for questions.

Operator: Thank you. We will now begin the question and the answer session. If you have a question you will need to press “*” “1” on your touchtone phone, you’ll hear an acknowledgment that you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the “#” sign. Your questions will be queued in the order that they are received. If you are using a speakerphone please pick up your the handset before pressing the number. Once again, for any questions please press “*” “1” on your touchtone phone.

Operator: Our first question comes from Adam Frisch from UBS Securities. Please go ahead.

<Q – Adam Frisch>: Thanks and good morning. Guys, given the bank loss was already announced and the market share they represent within the STAR network. If you were giving guidance on ’04 and ’05 for STAR PIN-debit growth. Would ’04 be continuing deceleration and ’05 would it, could it, is it possible for that to be even negative at this point?

<A – Ed Labry>: I guess Adam, we are still in negotiation with most of the bank contracts right now so I am not going to elaborate on that. I think that we, if we take a look at the strong, strong quarter which we are continuing to see, strong growth in PIN-based debit at the STAR network, if you look forward to the payment side, you see 27% growth in our acquired PIN-based debit. I think we did say in the last quarter conference call that, you know, we had a couple of losses in Commerce and US bank, I think that there has been accelerated competition in the PIN-based debit world as you know. But I think that we’ve got a good handle on it, and stabilized and we see a bright future for PIN-based debit.

<Q – Adam Frisch>: Okay. Turning to payment for a second on the transaction growth, it was a lot slower, the growth rates were slower than where they were in the last couple of quarters. Was there a one-time event where your processing, that your transaction processing growth rates were built from like 30% down to 20% in one quarter. Was there a one-time event there, or did you lose merchants in the quarter [ed: audio gap] that that significant sequential deceleration?

<A – Ed Labry>: Well I, you know, I don’t know that I see what you see there. But I think that year-to-date we are 27% on the payment side on transaction volumes and 23% quarter-over-quarter. And I think as the press release illustrated, we are 27% on PIN-based acquiring, we are 24% on credit and signature, and 33% up on EBT. So, I don’t believe there is any one-time event.

<Q – Adam Frisch>: If you were 24% year-on-year credit and you were at 29% in Q1 and 27% in Q2 that would imply that Q3 was down to 16%. Is my math fuzzy here, or am I interpreting it right?

<A – Ed Labry >: We don’t see the same number you see there, okay?

<Q – Adam Frisch>: Okay. Maybe we can follow up on that then. Last question, maybe for Ed, the operating margin for network and payment in the quarter, excluding interchange, do you have that? You’ve given that out on prior calls.

<A – Ed Haslam>: The operating margin on what?

<Q – Adam Frisch>: Excluding the interchange, for network and for payment.

<A – Ed Haslam>: No, we don’t, we don’t have that right now.

<Q – Adam Frisch>: I mean you’ve given that out in the past on prior calls?

<A – Ed Haslam>: I really don’t recall, to be honest with you.

<Q – Adam Frisch>: Okay. Okay, and then last question on Wells Fargo. Can you comment on whether or not you will still be, they will still be participating in some form or fashion in the STAR network on PIN and ATM?

<A – Ed Labry>: I think, Adam, we’ll leave it as that we are in negotiations with Wells Fargo and have had a long history with Wells Fargo and we continue to dialogue.

<Q – Adam Frisch>: Okay. Thank you.

Operator: Our next question comes from Craig Peckham from Jefferies & Company. Please go ahead.

<Q – Craig Peckham>: Good morning. Maybe a question for Bond.

<A – Bond Isaacson>: On the sales front?

<Q – Craig Peckham>: As we’ve seen a number of press releases and there’s been a lot chatter about the competition for some of these bank contracts. I wondered if you could elaborate for us and help us understand, sort of, what the key competitive elements are that are, that VISA is pointing to and how STAR would counter some of the those competitive hurdles?

<A – Bond Isaacson>: I think our objective has been, obviously, not to negotiate these things in the public light. What we’ve been doing is to focus on what our strengths are. Obviously, VISA has some strength in the marketplace as well. I think that Ed probably said it best, though, we continue to have conversations with the vast majority of these banks, to talk about areas where we can continue to do business together and where we provide services that we have either on the ATM side or on the PIN based point-of-sales side, or it could be risk management. So, there is fair amount of business that we continue to do with some of these financial institutions, and even beyond the contract base that we have, I think there are some real opportunities for us to still be providing good services for those folks. So, understand, we are not going to negotiate these in the public, and have been really careful not to do that. And so, from our perspective, those are still things that we are working on.

<Q – Craig Peckham>: Okay, and if I could follow up still on the same topic. Are you in a position where you can talk about what contracts, without even naming names, but how many contracts you may have extended beyond 2004?

<A – Bond Isaacson>: I think we tried to make the statement earlier just on new contracts that were signed and giving some numbers out on those. We never talk about specific financial institutions, when we do that, but what we try to do is talk about it in the aggregate. Most of these financial institutions would choose to make those, those calls if in fact they want to do a press release of some sort or want to talk about it. So, we really tried not to have those be things that we bring out.

<Q – Craig Peckham>: Okay, can you say how many, without naming the exact identities of the banks?

<A – Bond Isaacson>: Well, actually, I think, if you go back to the comments that were made earlier, we actually talked about, I think Ed talked about the number of contracts that we had signed. So, let’s see, we are…

<A – Ed Halsam>: There were actually 50 access customers.

<A – Bond Isaacson>: 50 access and 290 new processing contracts. So, I think things are really continuing to move along really well when it comes to signing new contracts and continuing to extend the contracts we have.

<Q – Craig Peckham>: Okay. And you’ve said in your previous filings that the revenue relevant to some of these STAR banks is less than $100 million. Is that still a fair estimate?

<A – Ed Labry>: Yeah, I think what we’ve said in the S-4 is that collectively those top banks that have been at the focus of the industry represented net revenue of less than $100 million.

<Q – Craig Peckham>: Okay, and my last question and let somebody else go. What’s the cash at the end of the quarter?

<A – Ed Haslam>: Cash and investable securities totaled $1.450 billion at the end of the quarter.

<Q – Craig Peckham>: Thank you.

Operator: Our next question comes from Brian Keane from Prudential. Please go ahead.

<Q – Brian Keane>: Yeah, hi, good morning. Just on the goal of the company improving operating efficiencies. Can you outline for us what exactly you can do to improve those efficiencies and how that might help the cost structure of the company?

<A – Ed Labry>: Yeah Brian, you know, when we announced the merger in April, as this thing progressed onwards, we went through an extensive second half of the year plan that involved anything from people to travel expense, to facilities, to temporaries, to so forth. And, I think, what we did is, as we look for these operating efficiencies we collectively, as a group, executed on them and I think it really paid off on a comparative basis sequentially quarter-to-quarter and year-over-year.

<Q – Brian Keane>: Okay, and for the outlook for the year, although I guess, we probably, there probably won’t be a call on this. But, is the guidance still the same for the whole total of fiscal year ‘03, or anywhere from, I don’t know, $0.70 to $0.75, does that sound about right?

<A – Ed Labry>: I think what we said is, on the Q2 call, that excluding the M&A charges we are reiterating our past guidance; but we did modify the M&A expectations to $20 million to $23 million for the full year.

<Q – Brian Keane>: And you still feel comfortable with that on the, what you said in Q2?

<A – Ed Labry>: I will give you the same answer I just did, if you want me to repeat it.

<Q – Brian Keane>: No, I know. But, I guess, I was just curious on the timing of it. I guess lastly, just curious on kind of Concord management team, where does that stand in terms of going along with the transition, if the merger does close by year end. Maybe you can talk about just what their plans are on working with FDC going forward, and for what extent period of time?

<A—Ed Labry>: You know, Brian, we’ve been used extensively in the integration plans and so forth. I think that the perception is Concord management brings great value to First Data, and to be quite honest with you, we haven’t done anything from the standpoint of goals and responsibility. So that’s yet to come.

<Q – Brian Keane>: Okay, okay, great thanks

Operator: Our next question comes from Pat Burton from Smith Barney. Please go ahead.

<Q – Patrick Burton>: Hi, two-part questions. Ed, could you maybe go a little bit into the value proposition of STAR for all these other banks that have been signing up for the network and extending their contracts, perhaps some of the smaller banks out there that aren’t being offered these large incentives that VISA is out paying to handful of big banks? And then the second question I have is, would you expect that acceleration in the network side to continue into Q4? And congratulations on the quarter given the pending sale of the company, the numbers were pretty impressive. Thanks.

<A – Ed Labry>: Thanks, Pat. Definitely, Pat, I think that STAR and Concord offer a pretty exciting package to financial institutions, it goes anywhere from processing ATM’s, housing cards, to definitely the value of STAR from the standpoint of the number of ATM’s and point-of-sale locations that gives you. Also we’ve watched PPS offer a number of risk products to large financial institutions and small financial institutions that are taking advantage of a new buzzword in our industry called risk management and in the amounts of dollars that are lost by financial institutions there. So, we think collectively, we have a great program for financial institutions. We’ve also, on the merchant side, in the last 3 years we launched a great correspondent merchant bank program and those merchants are being added to financial institutions at record rates. So, all in all, we think we offer a great package. And even though there has been a lot of press centered around two or three financial institutions, we still have over 6100 financial institutions in the network, and continue to add banks on a daily basis. So, to answer the second part of your question, I think that we said in Q2, where we saw some little single-digit growth on the network side of the business, that we thought we saw it trending up and just because the pure recurring nature of the business, we feel quite confident that will trend into Q4.

<Q – Patrick Burton>: Okay, thank you very much.

Operator: Your next question comes from Dirk Godsey from JP Morgan. Please go ahead.

<Q – Dirk Godsey>: Well, good morning, nice job guys. Just a cleanup item here first, the $20 million merger related charge, can you talk just a little about what goes into that?

<A – Ed Labry>: It’s the normal stuff. Generally its just mostly attorneys fees and travel-related acquisition charges, it does not include the investment banking fees. Of course, it’s been up from the $15 million to $17 million due to the nature of the S-4 fillings and the length of time in negotiations with the Department of Justice.

<Q – Dirk Godsey>: Okay. Shifting from a 30,000 foot level, there has obviously been a lot of discussions out there about governance models, there is a pretty stark difference between the traditional Concord and a merchant-centered strategy versus some of the others that had to be, you know, were more issuer-based. But, you know I guess what I’m wondering here, I mean it sounds easy to say going from one to the other if that’s what’s required here. But I am wondering in terms of logistics, technology, you know, just the management of the various issuer and merchant issues, I mean what actually happens when the wheels hit the road here in terms to trying to make that change if we have to, or want to.

<A – Ed Labry>: I mean, that’s kind of a loaded question. I think that right now that there are issuer based rules on ATM, there are some issuer based rules from networks on point-of-sale, and there are some networks that have network routing rules. So, you know, at this point in time, that each network has it’s own set of operating rules that govern the industry and that’s where we are today.

<Q – Dirk Godsey>: I mean technically and contractually it’s feasible to shift from one strategy, for example, a merchant based strategy to an issuer based strategy?

<A – Ed Labry>: Well, I don’t think that you can classify Concord as saying we have a merchant based strategy. I mean, just look at the sheer numbers of the company, and the tremendous amount of revenues that are derived from the network side of the business, which primarily comes from financial institutions. So, as we’ve always maintained, we create balance and differentiate ourselves with this balance. You know, credit card continues to rise, signature debit continues to rise, PIN-based debit continues to rise, and those are the products for financial institutions that add to our revenue. And I think if you start looking at what we are attempting to do is to electronify transactions, you know, turning cash transactions, check transactions, which have a high cost to retailers and financial institutions, into more secure electronic items. So, I think it’s the balance at play in the product differentiation.

<Q – Dirk Godsey>: Okay. I apologize for what may sound like another loaded question, I don’t intend it to be. But in a couple of other topics out there or relate to things like unbundling, ATM from POS, and various discussions about network based routing rules, and whether those will hold up in the environment going forward, et cetera. Not asking you whether you have to do those things or not, but can you talk from an industry perspective about what the strategic implications might be of those two trends?

<A – Ed Labry>: You know, not really. I think that we’ve said before, we had two banks that were grandfathered into an ATM only practice scenario from 1996 to STAR. To date, we have not given any such provisions to other financial institutions. We are still in negotiations with a large number of our banks in regard to the renewal of their business. And as it relates to the operating rules for some of those trends, I can’t comment on what the picture looks like going forward.

<Q – Dirk Godsey>: Okay, that’s right. All right, thank you.

Operator: Our next question comes from Pete Swanson from US. Bancorp Piper Jaffray. Please go ahead.

<Q – Pete Swanson>: Hi, thanks. Was wondering if you could comment on the, maybe the level of positive impact you had in the quarter from the changes of interchange rates on August 1.

<A – Ed Labry>: Yeah, we think it was immaterial Pete. As you know, most of our contracts for larger retailers are interchange plus, so the pluses and minuses of those contracts were passed through to the merchants. As you are aware, some of the credit card rates went up and some others went down, and we made a decision not to disrupt merchants that were on a flat percentage. So, we absorbed the higher rates that the card associations passed on to us and benefited from the lower rates. But overall, we think it’s immaterial.

<Q – Pete Swanson>: Okay, thanks. A couple of cash flow questions for Ed Halsam. Can you give us D&A, CapEx, and a question about, if Concord were to be standalone in ’04, what your target, kind of, free cash flow generation would be?

<A – Ed Haslam>: From a standpoint of CapEx, so far, through 9 months, we spent about $79 million on property, PP&E, okay. The depreciation and amortization was $81 million for the 9-month period. And what was your third one?

<Q – Pete Swanson>: And just curious about if you were to be standalone in ’04 with some of the operating efficiencies you’re expecting, maybe what your targeted, kind of, free cash flow zone would be and what you guys think you can, the business would generate?

<A – Ed Haslam>: Yeah, we are really not predicting ’04 at this point, Pete.

<Q – Pete Swanson>: Okay, thanks.

<A – Ed Haslam>: Right.

Operator: The next question comes from Dris Upitis from Credit Suisse First Boston. Please go ahead.

<Q – Dris Upitis>: Hi, thanks. Just wondering first on the network side. After the first half of the year, you had had a decent gap between transaction growth and revenue growth had lagged that and you closed that gap this quarter. If you can talk about how you are able to do that and what the outlook is going forward there?

<A – Ed Labry>: Yeah, Dris, I think what we said is that, you know, through competition from VISA, MasterCard, Pulse and changes in some of the issuer routing rules, that had an impact a little bit on the network comparisons. We also had at the time the deconversion of two fairly large banks, US Bank and Commerce. And I think that what we’re seeing is the new adds and concentrating on the growth of these types of transactions that you see in this year-over-year and sequential pickup. I think you also need to remember that ATM transactions, which represent about half the transactions, are relatively flat. So, you know, I think overall, it’s showing great volume pickups.

<Q – Dris Upitis>: And does that imply that the pricing has improved a little bit, just because the revenue growth did keep pace with transaction growth, which I thought was a positive?

<A – Ed Labry>: I think it is a positive, but I think it’s relatively, it’s roughly the same.

<Q – Dris Upitis>: Okay, and just on the heels of the Wells and Wachovia announcements, do you have a sense in the market whether, with VISA having one of those, whether the outlook improves for the other banks if that was, and what they came to do? And also, any sense for pricing on those contracts?

<A – Ed Labry>: You know, I won’t speak for either of Wachovia or Wells and, you know, I think this shows that there is tremendous competition in the industry.

<Q – Dris Upitis>: Okay. And then, just last question, I didn’t catch if you did have a free cash flow number or cash from ops year-to-date. I heard the CapEx, but if you could just give that?

<A – Ed Haslam>: Cash flow from operations was $346 million before adjusting for settlement activity and $325 million after adjusting for settlement activity.

<Q – Dris Upitis>: Okay. Thanks.

Operator: Next question comes from Jim Kissane from Bear Stearns. Please go ahead.

<Q – Jim Kissane>: Thanks. Ed, can you comment on sales force turnover over the past few months, you know, kind of the merger period. And, you know, knowing all these guys, what your expectations are post-deal?

<A – Ed Labry>: Yeah Jim, I think quite surprisingly our sales force has remained intact. As you know, I think Concord has been perceived always as a great sales organization, very long time and dedicated people. And since the merger, our people feel like they are going to have a great spot at First Data and look forward to the combination of products going forward.

<Q – Jim Kissane>: Can you give us some insight, maybe into the retention tools that you’ve been putting together?

<A – Ed Labry>: You know sales people, they’ve got to be recognized for what they do, and they’ve got get paid for what they do, and we’ve always lived in that philosophy, and it seems to work.

<Q – Jim Kissane>: Okay. Thanks Ed.

Operator: The next question comes from John Kraft from DA. Davidson. Please go ahead.

<Q – John Kraft>: Hi guys. Sorry to beat a dead horse here, Bond, but I just want to ask in a little different way. I know that you guys have never suggested that you would do all of the STAR contracts of the first tier banks. But Bond, I think in the past you’ve talked about being comfortable or a goal of, I think you said 7 of the big 10. Are you still comfortable with that, and think that’s a fair goal?

<A – Bond Isaacson>: It depends. I think what you need to look at is continuing to do pieces of business with these folks, and I think that’s the part that you have to focus on which is, if there are some things that are going to end up happening in the marketplace, and some we have control over, some we don’t. But I think the most important thing is continuing the relationship with these folks and providing them services, and that’s really what our goal has been is to continue to provide services for these folks, and continue to keep relationships with them. Because honestly, over the course of 5 years, things change, and they change again, and they change again. So the main thing is keeping the dialogue open, having a good relationship with these folks, and continuing to provide them services so you are there for the next round.

<Q – John Kraft>: Okay, and a couple of statistical type of questions. Can you estimate the percent of merchants out there now, that have PIN-pads, and regarding the QSRs and assuming that they are the primary PIN. But could you maybe estimate what the mix is between PIN and signature?

<A – Ed Labry>: I think that, you know, the number of merchants that we saw with the findings was about 4.5 million in total, and we have over 1 million locations in the Network and STAR. So, you’d have to say 25% to 30% of locations out there are PIN enabled at this point in time. On the QSR front, most of the QSRs that have implemented electronic acceptance are bringing in credit and PIN-based debit. As you are aware, or might be aware, there are some interchange differentiations, especially for QSRs on the PIN-based debit side, that most QSRs are taking advantage of. And I think we are pretty early in the game to see the specific mix of PIN versus credit in QSRs. But I think the initial results of when a QSR implements electronic payments, it’s surprisingly received rather quickly.

<Q – John Kraft>: Okay. So the percent of merchants out there with PIN enabled, it hasn’t really changed a lot then since last couple of quarters?

<A – Ed Labry>: Well, I think the numbers continue to increase as collectively all payment processors, you know, add this additional service to merchant locations. But if you look at the trend it’s continuing to grow rather nicely, as I think we illustrated. Our acquiring of PIN-based transactions is up 27% for the year.

<Q – John Kraft>: Right, okay. Thank you.

Operator: Your next question comes from Kartik Mehta from Midwest Research. Please go ahead.

<Q – Kartik Mehta>: Good morning. Ed and Bond, any change in retailer thoughts about doing PIN because of the change in signature debit interchange and all?

<A – Bond Isaacson>: You know, I think a lot will depend on what the future holds as far as interchange levels are concerned. One of the things that you always look at and one thing to remember about Concord is that we process transactions. It’s really important to understand that, yes, PIN-based debit is important to us but we process transactions: We process a lot of signature transactions, credit-card transactions, other transactions. So, we are in the transaction processing business and if you look at the combined companies that’s even more true between the two. So, yes, we would like to see PIN increase but we also just basically want to see electronic transactions increase. If, in fact, PIN-based debit and signature debit become closer and closer, we think that could maybe slow down some of the PIN-pad deployment. It could happen over a period of time, but it really depends on where those interchange levels go, what happens there. I don’t think that that negatively impacts us though because we’ll continue to see a growth in electronic transactions. Did that make sense?

<Q – Kartik Mehta>: Yeah I think so.

<A – Bond Isaacson>: Okay.

<Q – Kartik Mehta>: Ed, based on your comments about Wells, it seems as though that deal is far from over. Would that be an accurate way of looking at this?

<A – Ed Labry>: I think, Kartik, I’ll just repeat what I’ve said, that we have ongoing negotiations with Wells Fargo on several fronts today, and they continue to be a very good customer of ours and one of the founding members of STAR and PPS, and relationship is good and strong.

<Q – Kartik Mehta>: Good. You’ve talked about wins and losses for STAR, any other financial institutions that are saying, you know, hey, as soon as my contract ends I want out of STAR. Have you gotten more indications or do you have indications from others who do not want to be in STAR?

<A – Ed Labry>: I think I am going to just say, Kartik, that we are in good negotiations and dialogue with a lot of the contracts that expire at the end of ’04 and we using our best efforts to negotiate each one and renew each one of them.

<Q – Kartik Mehta>: Okay. How about an easier one? QSR, that’s becoming a bigger part of the transactions, could you give an idea of what percentage of transactions now QSR makes up?

<A – Ed Labry>: The percentage of transactions of Concord?

<Q – Kartik Mehta>: Yes.

<A – Ed Labry>: I mean, it’s relatively small, and we only have about 20,000 locations that are rolled out. So, you know, out of our over 12 billion transactions we are processing this year it’s relatively immaterial. I think that what you’ve got to look at though, Kartik, is an industry that has the potential of roughly 130,000 to 150,000 point-of-sale locations, and you look at what we did in the supermarket industry 12 years ago. Even though there were many transactions there, we were in a real estate war and I think that we’ve identified the price of technology and products that go into these locations and I think we are winning our fair share of these locations. So I think this is going to be one of these recurring and growing market segments that will benefit Concord for years to come.

<Q – Kartik Mehta>: Thank you very much.

Operator: Your next question comes from Greg Gould from Goldman Sachs. Please go ahead.

<Q – Gregory Gould>: Thanks. The Payment Services transactions volume is a little better than we were looking for in the quarter, Ed, do you think the momentum that was achieved in Q3 is going to be the same or similar in Q4?

<A – Ed Labry>: Yeah. I mean, we’ve got good momentum, Greg, and I think we’ve got the additions of several merchants, both on the retail, supermarket, and the QSR front. So, you know, our backlog and boarding continues to be great, I think we are coming into a little bit better economy during Q4 and I think that we loved the quarter, the way it looked, and so we think it’ll have the momentum to carry into Q4.

<Q – Gregory Gould>: Okay, and can you comment on what, sort of where you stand on quota target so far this year, for both Payment and Network Services?

<A – Ed Labry>: Yeah, I think that we have several different distributions of sales and small merchants, agent bank, national retail and then of course, the network sales, and I think that we are roughly on par to slightly behind, if at all. But I think that you’ve really got to look at October and November to be your two best selling months out of the year.

<Q – Gregory Gould>: Okay, and one last question. Did I hear correctly earlier that the acceleration in the Network Services in Q3 versus Q2 should continue into Q4?

<A – Ed Labry>: I think we like the trend. We forecasted that you should see some acceleration from that mid-single digit. So, you know, I think, we were at 9% quarter-over-quarter in the third, so, we think that’s where it should be, just slightly up.

<Q – Gregory Gould>: Great, thank you.

Operator: Your next question comes from Robert Dodd from Morgan Keegan. Please go ahead.

<Q – Robert Dodd>: Hi guys. Can you get us some kind of idea what you are doing on the network routing rule side to combat competition from Interlink, Pulse, etc?

<A – Ed Labry>: Hi, Robert, you know, I think that networks that have an issuer routing rule, the bank then must decide where they route their transactions. And I think that if there was a situation where a network had issued a network routing rule and told its banks that if we don’t hear from you, then we are going to route your transactions accordingly. And, you know, we’ve gone back and made banks tell specific networks that are dual branded, the way in which they want to transaction routed on issuer routing preference. So, you know, that’s some of the things that we’ve been looking at as we talked through Q2 results.

<Q – Robert Dodd>: Okay, thanks. And can you, can you give us any idea on profitability by payment and network, come up together. Not necessarily operating margin, how about gross margin or cost of operations breakdown, any thing to give us a rough idea of where the profitability stacked up?

<A – Ed Labry>: No, I think that if you look at the predictability in our current business model, I think that we’ve showed, you know, the 200 basis points improvement overall, Robert, and I think we are trying to improve it overall. I think that both Network and Payment grew net revenues of high single-digits and we are pleased with that.

<Q – Robert Dodd>: Good, thanks.

Operator: The next question comes from Don McArthus from Stifel Nicolaus. Please go ahead.

<Q – Don McArthur>: Good morning, good quarter guys. Quick question on the, is this the quarter that you realized the benefit from bringing the disaster recovery in-house? Sunguard said they, somebody has moved in house finally in Q3 that was previously announced, but sounded like you guys?

<A – Ed Haslam>: Not that I am aware of, it would make a material impact. I think what we’ve said in the past is that the comparisons because of the economy, the interest rate environment we are in, and one-time events of Q3 would probably be our true first quarter-to-quarter comparison on pure processing, and I think these illustrate the results.

<A – Ed Labry>: I think one thing I’d add there though is that we did do some upgrades on one of our centers, we moved everything to another center, did the upgrades and then moved everything back and it was seamless to our client. So, from our perspective we are making strides just in network availability capabilities, and the ability to be able to switch between our centers, and I think that’s a very positive thing for our customers and many view that as a big selling point for us.

<Q – Don McArthur>: All right, thank you.

Operator: The next question comes from Brandt Sakakeeny from Deutsche Bank. Please go ahead.

<Q – Brandt Sakakeeny>: Thanks. Actually, I’ll say that all my questions have been answered.

Operator: Thank you. The next question comes from David Trossman from Wachovia. Please go ahead.

<Q – David Trossman>: Thanks so much. Bond, I am hoping if you could give us a little more color to what you are seeing as you try to expand your relationships with the smaller and mid size STAR banks and cross sell them some of the ATM and STAR card housing services? How aggressively are you pushing this right now? And do you think you can or are making any headway against the core processors right, and I’ll perceive most of this is done?

<A – Bond Isaacson>: Actually I think we are doing extremely well. I think the small end, the lower end, of the marketplace responded extremely well to what we have. Our breadth of services applies in many cases dead-on with what they do. We’ve always continued to try to craft our solutions there into something that goes in relatively easily and that they can work with, and so from my perspective, the small and medium size customer does extremely well with us because typically those folks want us to drive ATMs, they want risk management, they want a full compliment of products from us, and that’s really where we, I think we do extremely well from a sales perspective.

<A – Ed Labry>: I think you also got to look back at when we acquired/merged with STAR. That part of the story was to cross-sell Concord’s products and services to the 3,700 banks that came over, and I think that this is a just the further implementation of that plan.

<Q – David Trossman>: Can you, have you picked up more cards into data center, can you tell me how many of those STAR cards you are housing and doing the processing for now?

<A – Ed Labry>: Yeah, we are at about, you know roughly at about 20 million, 20.5 million cards that we house and authorize.

<Q – David Trossman>: Thank you.

Operator: The next question is a follow-up from Adam Frisch of UBS Securities. Please go ahead.

<Q – Adam Frisch>: Thanks. Just wanted to ask you about merchant locations excluding QSRs in the past 2 quarters. Was growth slowing there, or are you still comfortable with how you are growing your merchant location?

<A – Ed Labry>: You know, Adam, we are up, net of attrition, about 13,000 in total, off a pretty good base. So, I think that this is the time of year we need to actually accelerate our sales, merchant attrition slows down. So, you know, its pretty much where we expected it.

<Q – Adam Frisch>: Okay, secondly, the impact of the loss of US Bancorp and Commerce Bank. Can you discuss how they impacted revenues, and transactions, and margins in the quarter, and when do you begin to see an impact from the Wachovia loss?

<A – Ed Labry>: The first part of the question is, we have not disclosed what the impact was on either one of those contracts. We just, we’ve listed that as one of the factors for the untrue comparisons. And as it relates to Wachovia, we have a contract with them till the end of ’04, as I previously stated.

<Q – Adam Frisch>: Do you guys employ, we’ve been talking to a lot of industry people obviously about this, do you employ minimum volume guarantees in your contracts where so many of your banks are actually over that threshold, they can actually redirect volume to a different network under a new contract?

<A – Ed Labry>: I think, a lot of terms of our contracts, Adam, are going to be confidential. I think it has been previously stated that the members of MAC, the members of STAR, and Cash Station did commit to minimums in exchange for Concord stock when we did the deal.

<Q – Adam Frisch>: Do you know if the average is above or below that minimum currently or?

<A – Ed Labry>: I think Adam, I’d just say that the minimums are done in different types of calculations, so we just don’t think it will be a material change to where we are today.

<Q – Adam Frisch>: Okay, last follow-up on that transaction growth. I checked my math, maybe you guys can help me out. You said you had different number for transaction growth on the payment side, if the year-to-date growth for lets say credit and signature is 24%, and March was 29% as you disclosed in your calls and Qs, and June was 27%, what would you come up with then for a growth rate in September?

<A – Ed Labry>: I’ll be honest with you, we haven’t disclosed that and I hadn’t actually calculated to that specific, I was just looking at the overall, Adam.

<Q – Adam Frisch>: Okay, okay. And did you find any data on the margins before I get off?

<A – Ed Haslam>: No.

<Q – Adam Frisch>: Okay.

Operator: The next question comes from David Togut from Morgan Stanley. Please go ahead.

<Q – David Togut>: Thanks, two questions. First, just revisiting the STAR member banks for a minute, in the top-tier group, do you feel that there are any other banks that you are at risk for immediate loss, you know, like a Wells Fargo or would you anticipate that most at this point would wait until the merger closes and would effectively hear a joint offer from you and First Data?

<A – Ed Labry>: Dave, you know, I am just going to repeat the obvious, that we are in negotiation with each one of our top financial institutions and we are going to leave it at that.

<Q – David Togut>: Okay, just as a quick follow-up. American Express recently issued a rewards plus card that offered double miles effectively for use at cash-centric businesses like supermarkets. And it seems like they may have their eyes set finally on the debit market, PIN-debit, or at least trying to get at that market indirectly. What are your thoughts on American Express as potential longer term competitor in PIN debit, you know, through the use of the credit card to target that business or ultimately issuing a debit card perhaps as they get sort of a new relationship set up with the VISA, MasterCard issuing banks?

<A – Ed Labry>: David, I think that you know I am not going to speak for American Express, but they’ve been very active in the pursuit of the supermarket industry at lower discount rates, et cetera for the last several years. And, I think that recent rulings in the court system allowing banks to issue American Express, that is being done on an international basis for a period of years. We’ve actually had American Express in the Optima program with financial institutions in the US, and I think its going to, I think it will give a heightened sense of competition to the industry with American Express coming in and working with financial institutions to get into that issuance market.

<Q – David Togut>: Are there any barriers at this point, you know, after this goes through with VISA and MasterCard to issuing banks, to AmEx actually issuing a debit card of their own?

<A – Bond Isaacson>: They’ve got to have a relationship with a retail bank basically to be able to allow access to DDA, that’s really the only thing. And quite frankly, we think that’s good and it increases competition in the marketplace and there is lot more opportunity for us to work with them or with others. But they really, you know to be able to issue a debit card effectively you got have that relationship with the retail bank.

<Q – David Togut>: Okay. Thank you very much.

<A – Ed Labry>: Thanks, Dave.

Operator: Next question is the follow-up from Robert Dodd with Morgan Keegan. Please go ahead.

<Q – Robert Dodd>: Just a quick question guys. In one of your charts it says STAR financial institution membership is 6100, in the past it said 6200. Is there anything we should be reading into that?

<A – Ed Labry>: No, I don’t think so. What we did is a we sent out a true-up or a certification to our financial institutions, I think its through some consolidation of smaller bank, and so forth. I think you also saw the card number, the card numbers on file go up pretty substantially as a part of that too. So, really it is just more of a true-up and certification of what was there.

<Q – Robert Dodd>: Okay. Thanks.

Operator: Our next question is the follow-up from Greg Gould from Goldman Sachs . Please go ahead.

<Q – Gregory Gould>: Thanks. Ed, just checking out transaction volume, Dillard’s ramped up in Q3 or Q2 last year, is that right? And it anniversaried Q2 this year?

<A – Ed Labry>: Greg, I think they actually came on in a full quarter. They came on September 1, excuse me, they came in the full quarter for the Q3 last year. So I think you are right.

<Q – Gregory Gould>: Okay, and then secondly, on operating expenses, if you exclude interchange pass through, and this either for Ed Labry or Ed Winnick or Ed Haslam, should expenses be sequentially flat in Q4 versus Q3?

<A – Ed Labry>: I think that on a relative basis I think you will continue see the trend. On an absolute basis, I imagine it will be more of the same.

<Q – Gregory Gould>: Okay, so about the same dollar number on expenses Q4 versus Q3?

<A – Ed Labry>: And, I think on a relative basis you are continuing to see the decline.

<Q – Gregory Gould>: Great, okay. Thank you.

Operator: Mr. Labry, we have no additional questions at this time. Do you have any closing comment?

Edward Labry, President and Director

No ma’am, just thank you for joining us this morning and see you soon.

Operator

This concludes today’s teleconference. Thank you for participating. You may all disconnect at this time.